The explainer: In the carbon market you have carbon removers and carbon emitters. So if you're a business like Tesla that removes carbon then you can sell your credits to any company or individual that would like to offset their emissions. 1 Carbon Credit = the removal of one ton of carbon dioxide. Carbon credits can be traded on the open market, similar to stocks, and their value can increase over time. It's big business, and governments around the world are supportive of the carbon market as a way to combat climate change. The problem is that the process of buying credits can be complicated and it's difficult to know which projects are trustworthy. Until Now. The BCX has developed a simple-to-use global trading platform. They vet all of their projects and only list the highest grade credits. Now everyone from large corporations to retail investors can participate in the buying and selling of this highly desired asset.